INVEST IN **BRANE**

Brane is an emerging FinTech company, using AI to predict the future

PITCH VIDEO   INVESTOR PANEL



Software
and Oil
and Gas
Experience
Combined

braneinc.com   Plano TX

Software | Technology | Saas | Real Estate | Artificial Intelligence

OVERVIEW   UPDATES   WHAT PEOPLE SAY 2   ASK A QUESTION

Highlights

1. 🚀 Over $185,000 already raised through loans / debt.
2. AI is advancing in virtually every industry.
3. Diversify in a startup.
4. 👉 Get in BEFORE our Series A kicks off!!
5. 🦄 "We aim to predict future drilling locations"

Our Team



Paul Carlisle CEO

Texas Oil and Gas Driller and Operator, First of only three students to graduate in Decision Sciences (Statistical Analysis, Data Mining, Data Warehousing) from The University Of North Texas,

Having been a driller and operator, I am fully aware of the enormous, and I do mean enormous

amounts of paperwork required to be filed on every well drilled. It occurred to me that with the power of cloud computing and AI one could harvest this valuable data to answer the number one question in oil and gas. Who is drilling where next?



James McConnaughay COO

Over 25+ years as CTO/CIO tasked with developing data-based technology solutions. Worked on two successful data aggregation software startup companies that were acquired for $36M and $24M.



Tabitha Edwards Chief of Staff

Has worked in the Oil and Gas industry for over 13 years and has helped Brane's CEO launch several start-up companies in energy. Currently works as the Chief of Staff/SR Project Manager for Brane. Graduated top of her Class Summa Cum Laude BS.

Pitch


DATA IS THE NEW OIL


Data is valuable, but if unrefined, it's not usable.
It must be cleansed, analyzed, aggregated, and ultimately transformed into actionable insight.


Brane's Mission
Anyone with as little as $100 can invest in Brane, Inc., a cutting-edge AI technology company that's transforming how oil and

gas mineral rights purchasing decisions are made.



Brane Inc. is a software technology company that is using AI software to make insightful data available to Investment Funds so that they can more effectively make their oil and gas investments.



Investment Funds in the oil and gas space make buying decisions by identifying where it may be the most profitable to buy using Brane's data. Then Brane collects licensing fees and a share on the profits generated by the AI's insight.



The US Data Available is Massive


Bakken
Williston Basin
Niobrara
Powder River Basin
Gammon
Michigan Basin
Antrim
Appalachia Basin
Devonian (Ohio)
Marcellus
Utica
Forest City Basin
Illinois Basin
Woodford
Fayetteville
Barnett
TX-LA-MS Salt Basin
Tuscaloosa
Conasauga
Eagle Ford
Haynesville
Bossier

The oil and gas industry is over 100 years old and while there have been great innovations in the



drilling process, the government mandated paperwork required for approval of a well to be drilled has remained the same.



Brane Inc. recognized the inefficiencies in the manual paper-based processes and saw an opportunity to create a solution that can predict future drilling and attempt to profit from it.



Brane Inc. processes the data to determine where the drilling is possibly going next by creating a focused heat map generated by our AI software.


MEXICO
Gulf of Mexico

Exploded AI Heat Map View


Oklahoma Scoop Stack
Grady
7N
6W
7N
5W
Heat Map
6N
6W
6N
5W
Lateral Wells

The green squares represent where oil companies own one square mile of mineral rights. The AI heatmap predicted where wells would be located in the future before purchased by oil companies and eventually lateral wells were drilled there.

Who Would Be Interested In Our Software


Public Companies / Institutional Buyers
Franco-Nevada
TPG
DavidsonKempner


Privately-Backed / Flippers
Private Equity and Fund Buyers
MAVEN
BOOMSLANG
MERCADOR ENERGY
PALMARES
CASE
GAZADORES
GRB Minerals LTD
CONGRESS
FORTIS
CrownRock
Carrollton
LUXE
OneMap
PEGASUS
ECHO
Brigham

The Market Will Have Extensive Investments into the Future


These Companies Are Still Betting On Fossil Fuels
Top-10 companies by forecast capital expenditure in new fields from 2020 to 2029
Oil Fields
Gas Fields
ExxonMobil $167bn
Shell $149bn
Gazprom $132bn
Chevron $94bn
Total $81bn
Pemex $76bn
Anardarko $73bn
EOG Resoueces $73bn
BP $71bn
PetroChina $70bn
0
$50bn
$100bn
$150bn
$200bn
@StatistaCharts Source: Rystad Energy via Global Witness
statista
986 Billion
Invested
Over Next 10 Years

Oil and Gas Market is Highly Profitable


Asset Classes Performance
2020
Maximum Drawdown in 2020 from Yearly Open
2020 Returns
Return From 2020 Low
Silver -34.7% 127.4%
Gold -4.4% 24.6% 30.3%
U.S. Small Caps -42.4% 104.6%
U.S. Stocks 70.3%
Emerging Markets Stocks -33.7% 70.9%
U.S. Corporate Bonds 9.7%
Europe, Australia, and Far East Stocks -34.6% 59.6%
U.S. Treasuries -1.8% 5.6% 5.6%
Canadian Stocks -34.8% 57.0%
Commodities -50.0% 87.0%
U.S. Dollar Index -7.2% 0.5%
U.S. Real Estate *-38.0% *46.9%
Crude Oil **-72.3% **184.3%
*Calculated using lowest 2020 daily close rather than low.
**Calculated using the April monthly average of daily lows ($16.93)
VISUAL CAPITALIST


US commodity price index 1795 to present
War of 1812 & Napoleonic Wars Dec-1814 +3.75% peak
U.S. Civil War Dec-1864 +5.99% peak
Just after World War 1 Jun 1920 +8.92% peak
Cold War Nov-1980 +12.37% peak
By 2045E
The Long Depression
The Great Depression
Current Depression
Red dots: major inflation peaks, Blue dots: major inflation troughs

The most basic laws of economics, the ones that have stood the test of time over a millennium, have not been suspended. An explosive growth in debt is likely to lead to higher inflation. Commodities will rise as inflation does.


Crude Oil Supercycles
$160



$140
$120
$100
$80
$60
$40
$20
$-
UP Cycle
1997-2008
Financial Demand, Yale Model
USD Weakens
Iraq War
China Growth, DOT COM Crash
Financial Crisis
DOWN Cycle
2009-2020
US Shale Boom
OPEC Oversupply
China Slows
COVID
USD Rises
Trade War, Manufacturing Slows
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
Source: CME, JPM

Oil News Cycles



CNNMoney
Gas hits fresh record ahead of July 4
USA TODAY
Oil sets new trading record above $147 a barrel
$7-a-Gallon Gas Coming Soon?
The New York Times
The Guardian
REUTERS
The COVID-19 Oil Crash
Why Prices Went Negative, and Getting Out of the Glut
SALE
-$37.63
Winter Storm Leaves Texans in the Cold and Dark, Sparking Political Debate on Renewable Energy
BREAKING: Crude oil falls 300% to nearly negative $40 per barrel cnb.cx/3cDZj9v
WTI CRUDE (MAY)
-37.06 -55.33 (-302.85%)
Texas Freeze Raises Cost Of Charging A Tesla To $900
By Charles Kennedy - Feb 16, 2021, 12:00 PM CST
Oil prices rise on shut wells, refineries in Texas; WTI reaches $60.09 per barrel
Here's what Biden's early actions mean for oil's outlook
Is This Oil Rally The Start Of Something Much Bigger?
By Tsvetana Paraskova - Feb 16, 2021, 7:00 PM CST
$100 Oil: Big Banks Believe A New Oil Supercycle Is Beginning
By Julianne Geiger - Feb 16, 2021, 11:00 AM CST
Some of the world's biggest names in oil trading and analyzing can't seem to get on the same page when it comes to predicting what will happen next for the volatile commodity.